Exhibit 12.1
NORDSTROM, INC.
Computation of Historical Ratios of Earnings to Fixed Charges (a)
(in thousands, except ratio data)

	39 Weeks Ended	Fiscal Year Ended (b)
	11/03/2007	02/03/2007	01/28/2006	01/29/2005	01/31/2004	01/31/2003
Earnings
Earnings before income taxes	818,296	1,105,653	885,225	647,281	398,141	195,624
Fixed Charges	67,723	66,930	67,258	92,871	103,297	95,580
Amortization of capitalized interest	3,846	5,330	5,295	5,214	5,748	2,789
Less interest capitalized during period	(8,499)	(4,997)	(4,806)	(3,161)	(3,585)	(4,352)

Earnings for Computation	881,366	1,172,916	952,972	742,205	503,601	289,641

Fixed Charges
Interest and amortization of deferred financing fees	63,620	61,931	62,901	86,270	97,506	89,806
Portion of rent expense representative of interest	4,103	4,999	4,357	6,601	5,791	5,774

Total Fixed Charges	67,723	66,930	67,258	92,871	103,297	95,580

Ratio of earnings to fixed charges	13.01	17.52	14.17	7.99	4.88	3.03

(a)	For purposes of determining the ratio of fixed charges, earnings consist of income from continuing operations before income tax plus fixed charges, amortization of capitalized interest, less interest capitalized during the period. Fixed charges represent interest and amortization of deferred financing fees, and the portion of rental expenses on operating leases deemed to be the equivalent of interest.

(b)	All years presented were 52-week years except for the year ended February 3, 2007, which was a 53-week year.